 Exhibit 99.3

BOARD NOMINATION AGREEMENT

This Board Nomination Agreement (this “Agreement”) made as of the 22nd day of August, 2025.

BETWEEN:

ELECTRA BATTERY MATERIALS CORPORATION, a corporation continued under the federal laws of Canada (the “Corporation”)

- and -

WHITEBOX RELATIVE VALUE PARTNERS, LP, an exempted limited partnership formed under the laws of the Cayman Islands (“WRP”)

- and -

WHITEBOX GT FUND, LP, a limited partnership formed under the laws of Delaware (“WGT”)

- and -

WHITEBOX MULTI-STRATEGY PARTNERS, LP, an exempted limited partnership formed under the laws of the Cayman Islands (“WMP”)

- and -

PANDORA SELECT PARTNERS, LP, an exempted limited partnership formed under the laws of the Cayman Islands (together with WRP, WGT and WMP, the “Whitebox Funds”)

- and -

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P., a limited partnership formed under the laws of the Cayman Islands (“HTCMF”)

- and -

HIGHBRIDGE TACTICAL CREDIT INSTITUTIONAL FUND, LTD., a corporation incorporated under the laws of the Cayman Islands (together with HTCMF, the “Highbridge Funds”)

- and -

NINETEEN77 GLOBAL MULTI STRATEGY ALPHA MASTER LIMITED, a corporation incorporated under the laws of the Cayman Islands (together with the Whitebox Funds and the Highbridge Funds, the “Noteholders”)

RECITALS:

A.	On the date hereof, the Corporation issued to the Noteholders promissory notes in the aggregate principal amount of USD$2,000,000 (the “Bridge Notes”), on the terms and conditions set forth therein.

B.	Immediately following the funding of the Bridge Notes, the Board consisted of John Pollesel, as chairman, Trent Mell, Alden Greenhouse, Gov. Butch Otter and Susan Uthayakumar.

C.	The Parties acknowledge and agree that, as of the Transaction Effective Date (as defined herein), they will enter into a new board nomination agreement, which will replace and supersede this Agreement.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and the Bridge Notes and for other consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement:

“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this Agreement, including all instruments supplementing, amending or confirming this Agreement. All references to “Articles” or “Sections” refer to the specified Article or Section of this Agreement;

“Board” means the board of directors of the Corporation;

“Bridge Notes Maturity Date” means November 20, 2025 or such other date agreed upon by the Corporation and the Noteholders;

“Business Day” means any day which is not a Saturday, a Sunday, statutory holiday or a day on which the principal commercial banks located in Toronto, Ontario are not open for business during normal banking hours;

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces and territories of Canada and all regulations and rules thereunder and the blanket rulings, orders, policy statements, instruments and written interpretation issued by the applicable securities regulators;

“CBCA” means the Business Corporations Act (Canada), R.S.C. 1985, c. C-44, as amended;

“Confidential Information” means, any and all information, whether written or oral, visual, electronic or any form or medium, whether concerning or relating to the Corporation, its subsidiaries or its and their respective officers and employees (whether prepared by or on behalf of the Corporation or otherwise, and irrespective of the form or means of communication) that is furnished to the Noteholders or their Representatives by or on behalf of the Corporation at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, strategy, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know-how, patent applications that have not been published, technology and intellectual property of the Corporation and its subsidiaries, whether or not it is expressly identified as "confidential". “Confidential Information” shall be deemed to include the portion of all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Noteholders and their Representatives that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of the Corporation; provided that “Confidential Information” shall exclude any information that: (i) was generally available to the public prior to the date hereof; (ii) becomes generally available to the public (through no violation hereof by the Noteholders or their affiliates or Representatives); (iii) was, as evidenced by written records of the Noteholders or their affiliates or Representatives, within the Noteholders’ or their affiliates’ or Representatives’ possession prior to it being furnished to the Noteholders or their affiliates or Representatives by or on behalf of the Corporation, provided that such information is not, to the Noteholders’ knowledge, subject to any contractual, legal or fiduciary obligations of confidentiality to the Corporation that would prevent its use or disclosure; (iv) is lawfully obtained by the Noteholders or their affiliates or Representatives from a third party who, to the Noteholders’ knowledge, at the time of disclosure, is not prohibited by an obligation to the Corporation from disclosing such information on a non-confidential basis to the Noteholders or their affiliates or Representatives; (v) was independently developed, as evidenced by the records of the Noteholders or their affiliates or Representatives, by the Noteholders or their affiliates or Representatives, or on the Noteholders’ behalf, without use of or reference to the Confidential Information, and which can be substantiated by written evidence; or (vi) is expressly permitted in writing by the Corporation to be disclosed to third parties on a non-confidential basis.

“Independent Director” means a director who is independent within the meaning of Nasdaq Rules 5605(a)(2) and 5605(c)(2);

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any governmental entity that is binding on a Person or its property under applicable law;

“Parties” means the parties to this Agreement and “Party” means any of them;

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government;

“Representatives” means, in respect of any Person, the officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person, and in the case of the Noteholders and their affiliates, includes any Noteholders’ Nominee (as defined herein);

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws;

“Transaction Effective Date” has the meaning set forth in that certain Transaction Support Agreement, dated as of August 21, 2025, among the Corporation and the Noteholders;

“Transfer” includes any direct or indirect transfer, sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, granting of any option, right or warrant to purchase (including any short sale, put option or call option) or other disposition;

“TSXV” means the TSX Venture Exchange; and

“U.S. Securities Laws” means all applicable securities laws in the United States, including, without limitation, the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Article 2
NOMINATION RIGHTS

2.1	Board of Director Nominees

(a)	As of the date of this Agreement, the Board consists of five (5) directors. Subject to Section 2.3, the Noteholders shall be entitled to designate one nominee (a “Noteholders’ Nominee”) for election to the Board.

(b)	The Noteholders’ Nominee must be an individual that meets the qualification requirements to act as a director in accordance with Section 2.2. The Corporation acknowledges that the initial Noteholders’ Nominee shall be David Stetson, who has been determined by the Board to satisfy the requirements set forth in Section 2.2 and has been appointed to the Board as of the date hereof.

(c)	In the event the Noteholders’ Nominee is an individual which is not the incumbent Noteholders’ Nominee, the Noteholders shall give written notice of its nomination to the Chief Financial Officer of the Corporation advising the Corporation of the Noteholders’ Nominee that satisfies the requirements set forth in Section 2.2. The nomination notice must be received by the Corporation not less than 30 days nor more than 65 days prior to any meeting of shareholders at which directors of the Corporation are to be elected. If the Noteholders do not advise the Corporation of the identity of the Noteholders’ Nominee prior to such deadline, then the Noteholders will be deemed to have nominated the incumbent Noteholders’ Nominee unless the Noteholders notify the Corporation in writing that they do not wish to nominate a Noteholders’ Nominee for such election.

(d)	The Corporation shall (i) recommend and reflect such recommendation in any management information circular relating to any meeting where directors of the Corporation are elected (or submit to shareholders by written consent, if applicable) that the shareholders of the Corporation vote to elect the Noteholders’ Nominee to the Board for a term of office expiring at the closing of the subsequent annual meeting of the shareholders of the Corporation; and (ii) solicit proxies in favour of and otherwise support his or her election, each in a manner no less favourable than the manner in which the Corporation supports its other nominees for election to the Board. For any meeting of the Corporation’s shareholders for the election of members to the Board, the Corporation shall not nominate, in the aggregate, a number of nominees greater than the number of members of the Board.

(e)	In the event that the Noteholders’ Nominee is not duly elected to the Board or shall cease to serve as a director of the Corporation, whether due to the Noteholders’ Nominee’s death, disability, resignation or removal (including failure to be elected by the Corporation’s shareholders or being required to resign in accordance with any applicable majority voting policy), the Corporation shall cause the Board to appoint a Noteholders’ Nominee designated by the Noteholders to fill the vacancy so created; provided that the Noteholders are not ineligible to designate a Noteholders’ Nominee pursuant to Section 2.3 and that the replacement Noteholders’ Nominee meets the qualification requirements in Section 2.2.

(f)	The Noteholders’ Nominee shall be compensated for the Noteholders’ Nominee’s service on the Board and any committee thereof consistent with the Corporation’s policies for director compensation; provided that any full-time employee of any of the Noteholders or any of their affiliates who serves as a Noteholders’ Nominee shall not be entitled to any salary or compensation from the Corporation for the Noteholders’ Nominee’s services. The Noteholders’ Nominee shall be reimbursed for all reasonable expenses related to such service on the Board consistent with the Corporation’s policies for director reimbursement.

(g)	It is acknowledged by the Noteholders that the Noteholders’ Nominee shall be required to comply with all policies of the Corporation that are applicable to members of the Board.

(h)	The Corporation shall enter into an indemnification agreement with the Noteholders’ Nominee in a form substantially similar to the Corporation’s form of director indemnification agreement and provide the Noteholders’ Nominee with director and officer insurance to the same extent it indemnifies and provides insurance for the other members of the Board pursuant to the constating documents of the Corporation, applicable laws or otherwise.

(i)	Notwithstanding anything herein to the contrary, a failure by the Noteholders to designate the Noteholders’ Nominee that they are entitled to designate pursuant to this Section 2.1 at any time shall not restrict the ability of the Noteholders to designate the Noteholders’ Nominee at any time in the future. Subject to Section 2.1(c), the Corporation and the Board shall use commercially reasonable efforts to take all necessary corporate action, to the fullest extent permitted by law, to promptly: (i) enable the Noteholders to designate and effect the election or appointment of the Noteholders’ Nominee; and (ii) appoint the Noteholders’ Nominee to fill any available vacancies or, to the extent not so permitted, nominate the Noteholders’ Nominee for election to the Board at the next meeting of shareholders.

2.2	Qualifications of Noteholders’ Nominee

(a)	Notwithstanding anything to the contrary in this Agreement, the Noteholders’ Nominee shall, at all times while serving on the Board:

(i)	meet the qualification requirements to serve as a director under the CBCA, applicable Securities Laws and/or the applicable rules of any stock exchange on which the common shares in the capital of the Corporation (“Common Shares”) are then listed or a securities regulatory authority having jurisdiction over the Corporation;

(ii)	be an Independent Director pursuant to the requirements of the Nasdaq Stock Market; and

(iii)	meet the qualification requirements to serve as a director under TSXV Corporate Finance Policy 3.1 (Directors, Officers, Other Insiders & Personnel and Corporate Governance).

(b)	Prior to the appointment to the Board, the Noteholders’ Nominee shall submit:

(i)	a consent to act as director to the Corporation, in a form acceptable to the Corporation;

(ii)	a completed Form 2A – Personal Information Form (“PIF”) or, if applicable, a Form 2C1 – Declaration to the TSXV, as well as any further information the TSXV may request from the Noteholders’ Nominee; and

(iii)	if requested, an undertaking to the TSXV acknowledging and agreeing that, in the event that the Noteholders’ Nominee is deemed by the TSXV to be unacceptable to act as a director as a consequence of the results of any background searches conducted by the TSXV or its agents in connection with the PIF submitted by the Noteholders’ Nominee, the Noteholders’ Nominee will resign forthwith upon request by the TSXV.

(c)	Notwithstanding anything to the contrary in this Agreement, if at any time any Noteholders’ Nominee ceases to satisfy the requirements set forth in Section 2.2(a), the Noteholders’ Nominee shall immediately tender his or her resignation from the Board, which the Board may accept or reject in its sole discretion.

2.3	Expiry of Board Nomination Right

The provisions of this Article 2 (other than this Section 2.3) shall terminate and be of no further force or effect on the first day following the Termination Date (as defined herein).

Article 3
CONFIDENTIALITY

3.1	Confidentiality

(a)	The Noteholders shall, and shall cause their affiliates and Representatives to, keep confidential and shall treat confidentially all Confidential Information. The Noteholders agree that they shall, and shall cause their affiliates and Representatives to, not disclose any Confidential Information nor use any Confidential Information other than for the purposes of monitoring, administering or managing the Noteholders’ investment in the Corporation; provided that the Noteholders may, subject to compliance with the terms hereof, disclose the Confidential Information to their affiliates and Representatives (including the Noteholders’ Nominee) who have a need to know the Confidential Information.

(b)	As a condition to the furnishing of Confidential Information to an affiliate or Representative of the Noteholders, the Noteholders shall, prior to furnishing such Confidential Information, advise such affiliate or Representative of the confidential nature, and restriction on use, of the information disclosed and that such affiliate or Representative is subject to the applicable Securities Laws in respect of the Confidential Information. Each Noteholder agrees that it shall be fully responsible for any breach of this Section 3.1 by such affiliates or Representatives, or to any other person to whom it has provided such Confidential Information, as if such persons are an original party hereto. In addition, the Noteholders shall take all commercially reasonable steps, including the obtaining of suitable undertakings, to ensure that Confidential Information is not disclosed to any other Person or used in a manner contrary to this Agreement, and, to the extent reasonably practicable, promptly notify the Corporation of any unauthorized disclosure of Confidential Information or breach of this Agreement known to the Noteholders.

(c)	The Noteholders hereby acknowledge that Securities Laws impose restrictions on its ability to purchase, sell, trade or otherwise Transfer, or recommend or encourage another person to purchase, sell, trade or otherwise Transfer, securities of the Corporation until such time as material, non-public information received by the Noteholders becomes publicly available or is no longer material, and the Noteholders further hereby agree to comply with all such restrictions and to inform those of their affiliates and Representatives provided with any Confidential Information of such restrictions.

(d)	Nothing in this Section 3.1 grants or is to be construed as granting the Noteholders any title, ownership, license or other right of interest with respect to the Confidential Information. The Corporation retains all right, title and interest in and to the Confidential Information.

(e)	If any Noteholder or any of its affiliates or Representatives is requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation (including pursuant to the terms of a subpoena or order issued by a court of competent jurisdiction or a regulatory or self-regulatory body), or is requested or required by law to disclose any Confidential Information, the Noteholder or such affiliate or Representative, as applicable, shall provide the Corporation with prompt written notice of any such request or requirement, to the extent reasonably practicable and not prohibited by law, so that the Corporation has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Section 3.1, in each case, at the Corporation’s cost and expense. If the Corporation waives compliance with the provisions of this Section 3.1 with respect to a specific request or requirement, the Noteholder or such affiliate or Representative, as applicable, shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by the Corporation) the Corporation has not secured a protective Order or other appropriate remedy, and the Noteholder or such affiliate or Representative is nonetheless required by law to disclose any Confidential Information, the Noteholder or such affiliate or Representative, as applicable, may, without liability hereunder, disclose only that portion of the Confidential Information that is necessary to be disclosed.

(f)	At any time following the Termination Date, upon written request by the Corporation, the Noteholders shall, and shall cause their affiliates and Representatives to, at the option of the Noteholders, promptly return to the Corporation or promptly destroy all Confidential Information (including, electronic copies) supplied by the Corporation to and in the possession of the Noteholders or their affiliates or Representatives, as applicable, without retaining any copy thereof. Notwithstanding the foregoing, (i) the Noteholders and their affiliates and Representatives may retain Confidential Information as required to comply with applicable laws, and (ii) neither the Noteholders nor their affiliates or Representatives shall be required to purge their respective computer or electronic archives (including routine computer system backup tapes, disks or other backup storage devices).

(g)	Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of this Agreement, the Noteholders will continue to be bound by the terms of this Section 3.1 with respect thereto, including all obligations of confidentiality and restrictions on use.

(i)	The Noteholders acknowledge that all of the Confidential Information is owned solely by the Corporation (or its licensors) and that the unauthorized disclosure or use of such Confidential Information would cause irreparable harm and significant injury, the degree of which may be difficult to ascertain. Therefore, in the event of any breach of this Agreement, the Corporation is entitled to seek all forms of equitable relief (including an injunction and order for specific performance), in addition to all other remedies available at law or in equity.

Article 4
TERMINATION

4.1	Termination

The term of this Agreement shall commence on the date of this Agreement and shall continue in force until the earlier of (i) the Transaction Effective Date, and (ii) the Bridge Notes Maturity Date (the “Termination Date”); provided that the provisions of Section 3.1 shall terminate two years after the Termination Date.

Article 5
GENERAL

5.1	Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by applicable law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

5.2	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.3	Assignment and Enurement

Neither this Agreement, nor any benefits or duties accruing under this Agreement, shall be assignable by any Party. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

5.4	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions relating to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Corporation and the Noteholders.

5.5	Waiver

Except as otherwise expressly set out herein, no waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

5.6	Notices

All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by scanned e-mail or delivered by registered mail or postage prepaid, addressed as follows:

(a)	to the Corporation:

Electra Battery Materials Corporation

133 Richmond Street West, Suite 602

Toronto, ON M5H 2L3

Attention:	Trent Mell
E-mail:	[redacted]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

RBC Place, 885 West Georgia St., Suite 2200

Vancouver, BC V6C 3E8

Attention:	Sam Cole
E-mail:	scole@cassels.com

(b)	to the Noteholders:

Whitebox Advisors, LLC
3033 Excelsior Boulevard, Suite 500

Minneapolis, MN 55416

Attention:	Jake Mercer
E-mail:	[redacted]

Highbridge Capital Management, LLC
277 Park Ave., 23rd Floor

New York, NY 10172

Attention:	Damon Meyer
E-mail:	[redacted]

O’Connor, a distinct business unit of UBS Asset Management (Americas) LLC
787 Seventh Avenue

New York, NY 10019

Attention:	Christopher Brezski
E-mail:	[redacted]

with copies (which shall not constitute notice) to:

Bennett Jones LLP

One First Canadian Place, Suite 3400

Toronto, ON M5X 1A4

Attention:	James Clare
E-mail:	clarej@bennettjones.com

Paul Hastings LLP

1170 Peachtree Street N.E.

Suite 100

Atlanta, GA 30309

Attention:	Zach Cochran
E-mail:	zachcochran@paulhastings.com

or at such other address or e-mail of which the addressee may from time to time notify the addressor. Any notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address. If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day. Any notice transmitted by e-mail shall be deemed to have been given and received on the day in which transmission is confirmed. If such day is not a Business Day or if the transmission of the e-mail is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the first Business Day after its transmission.

5.7	Severability

If the whole or any portion of this Agreement or the application thereof to any circumstance will be held invalid or unenforceable to an extent that does not affect the operation of this Agreement in question in a fundamental way, the remainder of this Agreement, or its application to any circumstance other than that to which it has been held invalid or unenforceable, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable law.

5.8	Counterparts and Electronic Signatures

This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original. All such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a scanned e-mail or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

5.9	Governing Law and Jurisdiction for Disputes

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. The Parties irrevocably submit to the exclusive jurisdiction of the courts of the Province of Ontario.

5.10	Remedies

Each Party agrees that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by a Party, the other Parties will be entitled to equitable relief, including injunctive relief and specific performance. Each Party hereby waives any requirement for the posting of any bond or other security in connection with the obtaining of any injunctive relief or specific performance. Such remedies will not be the exclusive remedies for any breach or threatened breach of this Agreement but will be in addition to all other remedies available at law or in equity.

[Remainder of page intentionally blank; signature page follows]

IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date first above written.

ELECTRA BATTERY MATERIALS CORPORATION Per: (signed) “Trent Mell” Name: Trent Mell Title: President and Chief Executive Officer
WHITEBOX RELATIVE VALUE PARTNERS, LP Per: (signed) “Andrew Thau” Name: Andrew Thau Title: Managing Director
WHITEBOX GT FUND, LP Per: (signed) “Andrew Thau” Name: Andrew Thau Title: Managing Director
WHITEBOX MULTI-STRATEGY PARTNERS, LP Per: (signed) “Andrew Thau” Name: Andrew Thau Title: Managing Director

[Signature Page to Board Nomination Agreement]

PANDORA SELECT PARTNERS, LP Per: (signed) “Andrew Thau” Name: Andrew Thau Title: Managing Director

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P. by HIGHBRIDGE CAPITAL MANAGEMENT, LLC, as Trading Manager and not in its individual capacity

Per:        (signed) “Steve Ardovini”

Name:    Steve Ardovini

Title:      Managing Director

HIGHBRIDGE TACTICAL CREDIT INSTITUTIONAL FUND, LTD. by HIGHBRIDGE CAPITAL MANAGEMENT, LLC, as Trading Manager and not in its individual capacity

Per:        (signed) “Steve Ardovini”

Name:    Steve Ardovini

Title:      Managing Director

NINETEEN77 GLOBAL MULTI STRATEGY ALPHA MASTER LIMITED by UBS ASSET MANAGEMENT (AMERICAS) LLC, its investment manager

Per:        (signed) “Doyle Horn”

Name:    Doyle Horn

Title:      Director

Per:        (signed) “Jennifer Edelheit”

Name:    Jennifer Edelheit

Title:      Executive Director

[Signature Page to Board Nomination Agreement]